RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Pricing Supplement Dated August 16, 2013 To the Product Prospectus Supplement TP-2, Dated July 26, 2013, and the Prospectus Supplement and Prospectus, Each Dated July 23, 2013	$ 2,000,000 Trigger Phoenix Callable Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015 Royal Bank of Canada

Royal Bank of Canada is offering Trigger Phoenix Callable Notes (the “Notes”) linked to the worst performing of three equity indices (each, a “Reference Index,” and collectively, the “Reference Indices”). The Notes offered are senior unsecured obligations of Royal Bank of Canada and will pay a quarterly Continent Coupon at the annual rate of 8.80% if the level of each of the Reference Indices is greater than its applicable Coupon Barrier.

Reference Indices	Initial Levels	Trigger Level and Coupon Barrier
S&P 500® Index (“SPX”)	1,655.83	1,241.87, which is 75% of the Initial Level
Russell 2000® Index (“RTY”)	1,024.30	768.23, which is 75% of the Initial Level
EURO STOXX® Index (“SX5E”)	2,823.35	2,117.51, which is 75% of the Initial Level

The Notes may be called, at our discretion, on any Contingent Coupon payment date on or after November 21, 2013, if we provide notice on or before the corresponding Early Redemption Notice Date.  The Call Price will be 100% of the principal amount, plus any applicable Contingent Coupon.

At maturity, we will pay the principal amount of the Notes, unless the Final Level of any of the Reference Indices is less than its respective Trigger Level. If the Final Level of any Reference Index is less than its Trigger Level, instead of the principal amount, you will receive an amount of cash which will be less than the principal amount, based upon the percentage decrease of the Worst Performing Reference Index. Investors could lose some or all of their investment at maturity if there has been a decline in the level of any Reference Index.

Any payments on the Notes are subject to our credit risk.
Issue Date: August 21, 2013
Maturity Date: August 20, 2015
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Risk Factors” beginning on page PS-4 of the product prospectus supplement dated July 26, 2013, and “Selected Risk Considerations” beginning on page P-7 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100%	$2,000,000
Underwriting discounts and commissions	2%	$40,000
Proceeds to Royal Bank of Canada	98%	$1,960,000

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of approximately $20 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of up to $20 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  The price of the Notes included a profit of $7.50 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-19 below.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Currency:	U.S. Dollars

Minimum Investment:	$10,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	August 16, 2013

Issue Date:	August 21, 2013

CUSIP:	78010UAT4

Valuation Date:	August 17, 2015

Maturity Date:	August 20, 2015

Contingent Coupon:
If the closing level of each Reference Index is equal to or greater than its Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.

However, if the closing level of any of the Reference Indices is less than its Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.

You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	8.80% per annum.

Observation Dates:	Quarterly on November 18, 2013, February 18, 2014, May 16, 2014, August 18, 2014, November 17, 2014, February 17, 2015, May 18, 2015, and August 17, 2015 (which we refer to as the Valuation Date).

Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid on November 21, 2013, February 21, 2014, May 21, 2014, August 21, 2014, November 20, 2014, February 20, 2015, May 21, 2015, and August 20, 2015 (which we refer to as the Maturity Date).

Initial Level:
For the SPX and RTY, the closing level on the Pricing Date.  For the SX5E, its closing level on August 19, 2013, the trading day following the Pricing Date.  Each Initial Level is set forth on the cover of this pricing supplement.

Final Level:	The closing level of the applicable Reference Index on the Valuation Date.

Trigger Level and Coupon Barrier:	For each Reference Index, 75% of the Initial Level, as specified on the cover of this pricing supplement.

Early Redemption:	The Notes may be redeemed at the Issuer’s discretion, on any Coupon Payment Date on or after November 21, 2013.

Early Redemption Price:	100% of the principal amount, plus the Contingent Coupon, if applicable.

Early Redemption Notice Dates:	On or prior to the third business day prior to the applicable Coupon Payment Date.

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

Payment at Maturity (if held to maturity):
If the Notes are not called, we will pay you at maturity an amount based on the Final Level of the Worst Performing Reference Index:

•      If the Final Level of the Worst Performing Reference Index is greater than or equal to its Trigger Level, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.

•      If the Final Level of the Worst Performing Reference Index is below its Trigger Level, the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing
                            Reference Index)

In this case, you will lose all or a portion of the principal amount of the Notes.

Worst Performing Reference Index:	The Reference Index which has the lowest Percentage Change.

Percentage Change:	For each Reference Index, an amount, expressed as a percentage, equal to:

Final Level - Initial Level Initial Level

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013)

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 26, 2013, as modified by this pricing supplement.

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Risk Factors” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement TP-2 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004109/b725132424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

HYPOTHETICAL EXAMPLES

The examples below are based on the following terms:

Hypothetical Initial Level (for each Reference Index):	100*
Hypothetical Trigger Level and Coupon Barrier (for each Reference Index):	75.00, which is 75% of the Initial Level
Contingent Coupon Rate	8.80% per annum (or 2.20% per quarter)
Contingent Coupon Amount:	$22.00 per quarter
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note

* The hypothetical Initial Level of 100 used in the examples below has been chosen for illustrative purposes only and does not represent any of the actual Initial Levels.  The actual Initial Level of each Reference Index is set forth on the cover page of this pricing supplement.

If the Notes are called prior to maturity, you will receive on the applicable Coupon Payment Date, for each $1,000 principal amount, $1,000 plus any Contingent Coupon that is payable.  We make no representation or warranty as to which of the Reference Indices will be the Worst Performing Reference Index.  It is possible that the Final Level of each Reference Index will be less than its Initial Level.

Example 1
Observation Dates	Hypothetical Closing Level of Reference Index #1	Hypothetical Closing Level of Reference Index #2	Hypothetical Closing Level of Reference Index #3	Contingent Coupon
#1	105	103	109	$22.00
#2	80	90	120	$22.00
#3	95	72	150	$0
#4	90	80	145	$22.00
#5	101	72	140	$0
#6	106	74	145	$0
#7	100	76	160	$22.00
Valuation Date	109	67	175	$0
Hypothetical Closing Level of Worst Performing Reference Index on Valuation Date		67
Payment at Maturity		$670

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

In Example 1, the closing level of one or more of the Reference Indices is above its Coupon Barrier on some Observation Dates and below the Coupon Barrier on other Observation Dates.  As a result, you do not receive a Contingent Coupon on every Coupon Payment Date.  On the Valuation Date, the closing level of the Worst Performing Reference Index is below the Trigger Level. Therefore, you will receive a Payment at Maturity equal to:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Reference Index) =

$1,000 + ($1,000 x -33%) = $670

Example 2
Observation Dates	Hypothetical Closing Level of Reference Index #1	Hypothetical Closing Level of Reference Index #2	Hypothetical Closing Level of Reference Index #3	Contingent Coupon
#1	105	103	109	$22.00
#2	80	90	120	$22.00
#3	95	72	150	$0
#4	90	80	145	$22.00
#5	101	72	140	$0
#6	106	74	145	$0
#7	100	76	160	$22.00
Valuation Date	109	80	175	$22.00
Hypothetical Closing Level of Worst Performing Reference Index on Valuation Date		80
Payment at Maturity		$1,022.00

In Example 2, the closing level of the Worst Performing Reference Index decreases to a Final Level of 80.  Although the Final Level of the Worst Performing Reference Index is less than its Initial Level, because the Final Level of the Worst Performing Reference Index is still not less than its Trigger Level, you will receive the principal amount plus the Contingent Coupon with respect to the final Observation Date.  Your payment at maturity would be:

$1,000 + $22.00 = $1,022.00

In this example, although the Final Level of the Worst Performing Reference Index represents a 20% decline from its Initial Level, you will receive the principal amount plus the Contingent Coupon, equal to a total payment of $1,022.00 per Note at maturity.

RBC Capital Markets, LLC

Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Index.  These risks are explained in more detail in the section “Risk Factors,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Worst Performing Reference Index.  If the Final Level of the Worst Performing Reference Index on the Valuation Date is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing level of the Worst Performing Reference Index through the Valuation Date.  Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

•
You May Not Receive any Contingent Coupons — We will not necessarily make any coupon payments on the Notes.  If the closing level of any of the Reference Indices on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing level of any of the Reference Indices is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon on the Maturity Date, you will also incur a loss of principal, because the Final Level of the Worst Performing Reference Index will be less than the Trigger Level.

•
Your Payment at Maturity May Be Determined Solely by Reference to the Worst Performing Reference Index Even if the Other Reference Indices Perform Better. If the Final Level of one of the Reference Indices is less than its applicable Trigger Level, your payment at maturity will be determined by reference to the performance of the Worst Performing Reference Index.  Even if the Final Levels of the other Reference Indices have increased compared to their Initial Levels, or have experienced a decrease that is less than that of the Worst Performing Reference Index, your return will only be determined by reference to the performance of the Worst Performing Reference Index, regardless of the performance of the other Reference Indices.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Return Is Limited by the Early Redemption Feature and the Contingent Coupon Feature — The return potential of the Notes is limited to the Contingent Coupon Rate, regardless of any appreciation of the Reference Indices. In addition, your return on the Notes will depend on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or early call.  Further, if the Notes are redeemed early, you will not receive any Contingent Coupons or any other payment in respect of any subsequent Observation Dates. Since the Notes could be called as early as November 21, 2013, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Worst Preforming Reference Index, even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Indices.

•
Reinvestment Risk – If your Notes are redeemed early, the term of the Notes may be as short as approximately three months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the Contingent Coupon payments and the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations on the applicable payment dates.  This will be the case even if the levels of the Reference Indices increase after the dates on which their Initial Levels were determined.  No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Constituent Stocks Included in any Reference Index – Investing in the Notes will not make you a holder of any of the constituent stocks of any of the Reference Indices.  As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the constituent stocks included in any of the Reference Indices would have.

•
Inconsistent Research — Royal Bank or its affiliates may issue research reports on securities that are, or may become, components of the Reference Indices. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Reference Indices or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Indices. You should make your own independent investigation of the merits of investing in the Notes and the Reference Indices.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events and Adjustments – The payment dates are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

INFORMATION REGARDING THE REFERENCE INDICES

All disclosures contained in this pricing supplement regarding the Reference Indices, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the applicable index sponsor.  Each of these sponsors has no obligation to continue to publish, and may discontinue publication of, the applicable Reference Index. The consequences of an index sponsor discontinuing publication of a Reference Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Index on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of any Reference Index or any successor index.

The SPX

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 16, 2013, 391 companies included in the SPX traded on the New York Stock Exchange, and 109 companies included in the SPX traded on The NASDAQ Stock Market. On June 28, 2013, the average market capitalization of the companies included in the SPX was $30.35 billion. As of that date, the largest component of the SPX had a market capitalization of $401.73 billion, and the smallest component of the SPX had a market capitalization of $1.99 billion.

S&P Dow Jones Indices LLC chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P Dow Jones Indices LLC uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P Dow Jones Indices LLC include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of August 16, 2013, indicated in parentheses: Consumer Discretionary (12.2%); Consumer Staples (10.3%); Energy (10.5%); Financials (16.6%); Health Care (12.8%); Industrials (10.4%); Information Technology (18.1%); Materials (3.4%); Telecommunication Services (2.5%); and Utilities (3.2%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P Dow Jones Indices LLC calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While S&P Dow Jones Indices LLC currently employs the following methodology to calculate the SPX, no assurance can be given that S&P Dow Jones Indices LLC will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P Dow Jones Indices LLC began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P Dow Jones Indices LLC’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices LLC would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices LLC would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

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Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

The RTY

Russell Investments (“Russell”) began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the RTY.  The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Underlying the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under Russell’s country-assignment methodology.  If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation.  If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”).  Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs.  If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets.  If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner.  Russell uses the average of two years of assets or revenues data to reduce potential turnover.  If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange.  Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion.  Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution.  However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.  If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding.  Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization.  Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY.  Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

Annual reconstitution is a process by which the RTY is completely rebuilt.  Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies.  Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday.  In addition, Russell adds initial public offerings to the RTY on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the Notes.

Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. Russell’s publication of the RTY in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. Russell's only relationship to Royal Bank is the licensing of certain trademarks and trade names of Russell and of the RTY, which is determined, composed and calculated by Russell without regard to Royal Bank or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

The SX5E

The SX5E was created by STOXX Limited and SIX Swiss Exchange AG.  Publication of the SX5E began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Total Market Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

According to information obtained from STOXX, the top ten constituent stocks of the SX5E as of July 31, 2013, by weight, were: Sanofi-Aventis (6.08%), Total (5.28%), Bayer (4.29%), Siemens (4.19%), BASF (4.16%), BCO Santander (3.33%), SAP AG (3.32%), Anheuser-Busch INBEV (3.22%), Allianz (3.11%), and Unilever NV (3.00%).

According to information obtained from STOXX, as of July 31, 2013 the 17 industry sectors which comprised the SX5E represented the following weights in the SX5E: banks (14.9%); chemicals (9.8%);; insurance (9.6%); oil and gas (8.9%); industrial goods and services (8.9%); food and beverage (8.1%) healthcare (6.8%); utilities (5.8%); automobiles and parts (6.0%); telecommunications (5.0%); technology (4.6%); personal and household goods (4.0%); construction and materials (2.8%); retail (2.1%); media (1.2%); real estate (1.0%); and basic resources (0.6%).  These sectors represent 17 of the 19 supersector indices described above.   Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

According to information obtained from STOXX, as of July 31, 2013, the 8 countries which comprise the SX5E represented the following weights in the SX5E: France (37.5%); Germany (31.6%); Spain (11.8%); Italy (7.3%); Netherlands (7.3%); Belgium (3.2%); Ireland (0.7%); and Luxembourg (0.6%).

Index Composition and Maintenance

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and much effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

Index =       free float market capitalization of the index at the time
                                    divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the SX5E is being calculated.

The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

License Agreement

Royal Bank of Canada has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the Notes.

STOXX has no relationship to Royal Bank of Canada, other than the licensing of the SX5E and its service marks for use in connection with the Notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the Notes.

▪	recommend that any person invest in the Notes or any other financial products.

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

▪	have any responsibility or liability for the administration, management or marketing of the Notes.

▪	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX will not have any liability in connection with the Notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

•	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E or its data;

•	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;

•	any errors, omissions or interruptions in the SX5E or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the SX5E and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

 HISTORICAL INFORMATION

The graphs below set forth the information relating to the historical performance of the Reference Indices.  In addition, below the graph are tables setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Indices.  The information provided in these tables is for the four calendar quarters of 2010, 2011, and 2012, the first and second calendar quarters of 2013, and for the period from July 1, 2013 to August 16, 2013 (August 19, 2013, in the case of the SX5E).

We obtained the information regarding the historical performance of the Reference Indices in the graphs below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of any Reference Index should not be taken as an indication of its future performance, and no assurance can be given as to the Final Levels of the Reference Indices. We cannot give you assurance that the performance of the Reference Indices will result in any positive return on your initial investment.

The SPX

Period- Start Date	Period- End Date	High Intra-Day Level of the Reference Index	Low Intra-Day Level of the Reference Index	Period-End Closing Level of the Reference Index

1/1/2010	3/31/2010	1,180.69	1,044.50	1,169.43
4/1/2010	6/30/2010	1,219.80	1,028.33	1,030.71
7/1/2010	9/30/2010	1,157.16	1,010.91	1,141.20
10/1/2010	12/31/2010	1,262.60	1,131.87	1,257.64

1/1/2011	3/31/2011	1,344.07	1,249.05	1,325.83
4/1/2011	6/30/2011	1,370.58	1,258.07	1,320.64
7/1/2011	9/30/2011	1,356.48	1,101.54	1,131.42
10/1/2011	12/31/2011	1,292.66	1,074.77	1,257.60

1/1/2012	3/31/2012	1,419.15	1,258.86	1,408.47
4/1/2012	6/30/2012	1,422.38	1,266.74	1,362.16
7/1/2012	9/27/2012	1,474.51	1,325.41	1,440.67
10/1/2012	12/31/2012	1,470.96	1,343.35	1,426.19

1/1/2013	3/31/2013	1,5670.28	1,426.19	1,569.19
4/1/2013	6/30/2013	1,687.18	1,536.03	1,606.28
7/1/2013	8/16/2013	1,709.67	1,604.57	1,655.83

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

The RTY

Period- Start Date	Period- End Date	High Intra-Day Level of the Reference Index	Low Intra-Day Level of the Reference Index	Period-End Closing Level of the Reference Index

1/1/2010	3/31/2010	693.32	580.49	678.64
4/1/2010	6/30/2010	745.95	607.30	609.49
7/1/2010	9/30/2010	678.90	587.60	676.14
10/1/2010	12/31/2010	793.28	669.43	783.65

1/1/2011	3/31/2011	843.73	771.71	843.55
4/1/2011	6/30/2011	868.57	772.62	827.43
7/1/2011	9/30/2011	860.37	634.71	644.16
10/1/2011	12/31/2011	769.46	601.71	740.92

1/1/2012	3/31/2012	847.92	736.78	830.30
4/1/2012	6/30/2012	841.06	729.75	798.49
7/1/2012	9/27/2012	868.50	765.05	837.45
10/1/2012	12/31/2012	853.57	763.55	849.35

1/1/2013	3/31/2013	954.00	849.33	951.54
4/1/2013	6/30/2013	1,008.23	898.40	977.48
7/1/2013	8/16/2013	1,063.52	981.30	1,024.30

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

The SX5E

Period- Start Date	Period- End Date	High Intra-Day Level of the Reference Index	Low Intra-Day Level of the Reference Index	Period-End Closing Level of the Reference Index

1/1/2010	3/31/2010	3,044.37	2,617.77	2,931.16
4/1/2010	6/30/2010	3,027.14	2,448.10	2,573.32
7/1/2010	9/30/2010	2,849.45	2,502.50	2,747.90
10/1/2010	12/31/2010	2,902.80	2,635.08	2,792.82

1/1/2011	3/31/2011	3,077.24	2,717.74	2,910.91
4/1/2011	6/30/2011	3,029.68	2,692.95	2,848.53
7/1/2011	9/30/2011	2,887.30	1,935.89	2,179.66
10/1/2011	12/31/2011	2,506.22	2,054.98	2,316.55

1/1/2012	3/31/2012	2,611.42	2,279.73	2,477.28
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/27/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93

1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,602.59
7/1/2013	8/19/2013	2,855.89	2,539.15	2,823.35

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Trigger Phoenix Callable Yield Notes Linked to the Worst Performing of Three Equity Indices, due August 20, 2015

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Delivery of the Notes will be made against payment for the Notes on August 21, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.

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